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                                  EXHIBIT 12.1

                    KINGSWAY FINANCIAL INC. AND SUBSIDIARIES
                Computation of Ratio of Earnings to Fixed Charges
                (In thousands of Canadian dollars, except ratios)

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

                                          Year Ended December 31,
                         -------------------------------------------------------
                            2002      2001       2000       1999       1998
                         ---------  --------   --------   --------    --------

EARNINGS:

Net income               $ 79,532   $ 44,931   $ 27,470   $ 13,598    $ 31,011

Add: Interest expense      12,274     11,399     11,408     10,557       2,034

Add: Income taxes          (8,796)    10,083      5,393     (1,896)     20,428
                         --------   --------   --------   --------    --------

  Income, as adjusted      83,010     66,413     44,271     22,259      53,473
                         ========   ========   ========   ========    ========

FIXED CHARGES:

Interest expense         $ 12,274   $ 11,399   $ 11,408   $ 10,557    $  2,034
                         --------   --------   --------   --------    --------

  Total fixed charges    $ 12,274   $ 11,399   $ 11,408   $ 10,557    $  2,034
                         ========   ========   ========   ========    ========
Ratio of earnings to
fixed charges                6.76       5.83       3.88       2.11       26.29
                         ========   ========   ========   ========    ========
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